MARK KARPE

Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

June 10, 2014

Via Electronic Transmission

Dominic J. Minore, Esq.

Senior Counsel – Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Life Funds – Request for Selective Review
Post-Effective	Amendment No. 102
(File	Nos. 333-61366, 811-10385)

Dear Mr. Minore:

On May 9, 2014, Pacific Life Funds (the “Trust”) filed the above referenced Post-Effective Amendment (“PEA”) No. 102 (the “Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. The Amendment does not raise novel or complex issues of law or policy, and is scheduled to become effective sixty (60) days after filing.

As we discussed, pursuant to SEC Release No. 33-6510 (February 15, 1984), the Administrator on behalf of the Trust respectfully requests selective review of the Amendment on the basis that the disclosure in the Amendment is substantially similar to the disclosure contained in registration statements previously reviewed by the staff of the Commission in PEA 98 and PEA 94, other than the following:

•	Class P Prospectus
¡	Sub-adviser additions/changes for PL Managed Bond Fund, PL Small-Cap Value Fund, PL Small-Cap Growth Fund, PL Currency Strategies Fund, and PL Mid-Cap Growth Fund
¡	Individual portfolio manager changes for PL Comstock Fund, PL Main Street Core Fund, PL Mid-Cap Equity Fund, and PL Real Estate Fund
¡	Changes to the principal investment strategies for PL Managed Bond Fund and PL Inflation Managed Fund
¡	Enhancements to the disclosure regarding Interest Rate Risk, Emerging Markets Risk, and Foreign Markets Risk
¡	Renewal of expense caps
¡	Renewal of fee waivers and the addition of a fee waiver for PL Mid-Cap Growth Fund

Dominic J. Minore, Esq.

June 10, 2014

•	Class A, B, C, I, R, Advisor Shares Prospectus

¡	An individual portfolio manager change for PL High Income Fund
¡	Enhancements to the disclosure regarding Interest Rate Risk, Emerging Markets Risk, and Foreign Markets Risk
¡	Renewal and changes to expense caps
¡	Renewal of fee waivers

Corresponding changes have been made to the Trust’s Statement of Additional Information. Additionally, the PL Money Market Fund was liquidated earlier this year and all references to that fund have been deleted from the registration statement.

For your convenience, we have previously provided marked-to-show documents reflecting all changes.

As requested, a copy of my prior email regarding the request for selective review of the Amendment is attached to this letter. If you have any questions or further comments regarding this matter, please contact me.

Sincerely,

/s/ Mark Karpe

Mark Karpe

Counsel

cc:  Laurene E. MacElwee, Pacific Life Fund Advisors LLC

      Robin Yonis, Esq., Pacific Life Fund Advisors LLC

      Anthony H. Zacharski, Esq., Dechert LLP

Deavila, Helen

From:	Karpe, Mark
Sent:	Thursday, June 05, 2014 3:28 PM
To:	‘Dominic J. Minore (minored@sec.gov)’
Subject:	RE: Pacific Life Funds 485A filing

Dominic, thank you for your voicemail yesterday – we appreciate you taking the time between your meetings to discuss the potential for Selective Review under Release #33-6510.

You are correct, the vast majority of the changes consisted of clarifying existing disclosure, re-arranging sentences from one area to another, and general ‘word-smithing’. Saying that, here is a list of changes that have occurred since last year that we would consider to be significant:

For the Class P Shares Prospectus

•	Sub-adviser additions/changes for the PL Managed Bond, PL Small-Cap Value, PL Small-Cap Growth, PL Currency Strategies, and PL Mid-Cap Growth Funds
•	Portfolio Managers (individual people) changes for the PL Comstock, PL Main Street Core, PL Mid- Cap Equity, and PL Real Estate Funds
•	Principal Investment Strategy changes for PL Managed Bond Fund and PL Inflation Managed Fund
•	Expanded disclosure to the interest rate, emerging markets, and foreign market risks
•	Renewal of expense caps and fee waivers, and the addition of a fee waiver for PL Mid-Cap Growth Fund

For the Class A, B, C, I, R, Advisor Shares Prospectus

•	Portfolio Manager (individual person) change to PL High Income Fund
•	Expanded disclosure to the interest rate, emerging markets, and foreign market risks
•	Renewal and changes to expense caps, renewal of fee waivers

And any corresponding SAI changes.

As previously filed, the PL Money Market Fund closed earlier this year, and accordingly all references have now been removed.

If you agree that we would be eligible for Selective Review, we would gladly welcome the opportunity. Please let me know if you would need a formal correspondence, mailed or filed electronically.

Thank you for your assistance with our review.

Mark

Mark Karpe

Law Department

NB-5, x3224

        From: Karpe, Mark

        Sent: Friday, May 09, 2014 12:45 PM

To: ‘Dominic J. Minore (minored@sec.gov)’

Subject: Pacific Life Funds 485A filing

Please find attached for your review courtesy copies of the annual update 485(a) filing for Pacific Life Funds that were filed on EDGAR as of this morning.

For your convenience, we have also attached versions marked-to-show to the current registration statement.

Thank you for your assistance with this matter.

Mark Karpe

Pacific Life

Mark Karpe

Law Department

  Pacific Life Insurance Co.

  700 Newport Center Drive, NB-5

  Newport Beach, CA 92660

        (949) 219-3224             (949) 219-3706          mark.karpe@pacificlife.com

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